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Attention:	Amanda Kim

Stephen Krikorian

Marion Graham

Jan Woo

Re:	ServiceTitan, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Confidentially Submitted September 10, 2024

CIK No. 0001638826

To the addressees set forth above:

ServiceTitan, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (“Amendment No. 3”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on February 29, 2024 (the “Draft Submission”), as most recently amended by Amendment No. 2 to the Draft Submission submitted on September 10, 2024 (“Amendment No. 2”). Amendment No. 3 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 received on October 1, 2024, from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated October 1, 2024 in bold type followed by the Company’s responses thereto.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

You state that your gross dollar retention rate was over 95% and that your net dollar retention rate was over 110% for each of the last ten fiscal quarters. To the extent material to an understanding of any trends, please disclose the specific retention rate for each period presented. Discuss any material changes to the rates in the last ten fiscal quarters.

October 21, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there have not been significant changes in its gross dollar retention rates during the last ten fiscal quarters or on a quarter-over-quarter basis during such period and, therefore, the Company does not believe that disclosure of the specific gross dollar retention rate for each period presented would be material or meaningful to investors.

The Company has revised the disclosure on pages 3 and 120 of Amendment No. 3 to disclose that the Company’s net dollar retention rate has declined slightly over the last ten fiscal quarters, as well as on a year-over-year basis, which the Company attributes to its expanded customer base and the increase in annualized billings associated with this growth. Management and the Company’s board of directors do not use quarterly net dollar retention rate to evaluate or operate the Company’s business and therefore the Company does not consider net dollar retention rate by period to be a key business metric that necessitates detailed quarterly disclosure of the specific rate over ten quarters.

The Company respectfully advises the Staff that quarterly changes in its net dollar retention rate often do not reflect material changes to, or trends in, the Company’s business, but rather small fluctuations that may vary over time due to a variety of factors that can be temporary. For example, usage-based platform revenue, which comprised approximately 24% of the Company’s platform revenue in the six months ended July 31, 2024, generally varies from quarter to quarter depending on, among other things, the business performance of the Company’s customers, which has historically experienced fluctuations due to seasonal events. Even if the Company experienced no change in customer subscriptions over a given period, a seasonal increase in usage-based platform revenue (for example, due to increased revenue from FinTech transactions as a result of the Company’s customers processing more transactions during such period due to their own end-customer demand) could result in an increase in net dollar retention rate for the applicable period, which could lead investors to incorrectly assume or conclude that subscriptions for those customers have increased.

Accordingly, the Company believes that specific quarterly disclosure of net dollar retention rates would create an undue focus on numerical changes from period to period that are not necessarily reflective of material changes to, or trends in, the Company’s business. Thus, while the Company believes disclosing that its net dollar retention rate continues to surpass 110% is useful to demonstrate sustained customer success and retention over time, it does not believe disclosure of the specific net dollar retention rate for each quarterly period presented would be material or meaningful for investors.

2.

You state that as of January 31, 2024, you served over 15,000 customers, and in fiscal 2023, fiscal 2024 and the 12 months ended July 31, 2023 and 2024, you processed over $40 billion, over $50 billion, over $45 billion and over $55 billion of Gross Transaction Volume. Please disclose the specific Gross Transaction Volumes and the number of customers for each of the periods.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 85, 107, 119, 120 and 129 of Amendment No. 3 to disclose the specific Gross Transaction Volume (“GTV”) for each of the periods presented and the number of Active Customers, which the Company defines as customers with over $10,000 of annualized billings, as of January 31, 2023 and January 31, 2024. The Company respectfully advises the Staff that management uses Active Customers, rather than total customers, to evaluate and operate the Company’s business, as Active Customers represented over 95% and over 96% of the Company’s annualized billings in fiscal 2023 and fiscal 2024, respectively. Given that Active Customers represent 95% or more of the Company’s annualized billings in each of the last two fiscal years, the Company believes that disclosure of total customers would not be material or meaningful for investors and has accordingly removed the disclosure of total customers from Amendment No. 3. The Company further advises the Staff that it believes disclosing the number of Active Customers for interim periods would not provide a meaningful or accurate indication of performance because trends in the Company’s industry, such as ongoing consolidation and seasonal factors, can result in fluctuations in the number of Active Customers from period to period that are not necessarily reflective of the Company’s revenue or growth prospects. The Company believes alternative metrics, such as GTV, which management and the Company’s board of directors regularly track, are more meaningful for investors on a period-to-period basis.

* * *

October 21, 2024

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (650) 463-3060 or by email (tad.freese@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Tad J. Freese
Tad J. Freese
of LATHAM & WATKINS LLP

cc:	Ara Mahdessian, ServiceTitan, Inc.

Vahe Kuzoyan, ServiceTitan, Inc.

Dave Sherry, ServiceTitan, Inc.

Olive Huang, ServiceTitan, Inc.

Sarah Axtell, Latham & Watkins LLP

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Colin G. Conklin, Wilson Sonsini Goodrich & Rosati, P.C.